Filed by The Stanley Works
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: The Black & Decker Corporation
Commission File No.: 1-01553

FOR IMMEDIATE RELEASE

STANLEY UPDATES 2009 FULL YEAR GUIDANCE

Will Record One Time Charge Of $18.0 Million In Fourth Quarter 2009
Related To Black & Decker Transaction

No Change In Operational Outlook

New Britain, Connecticut, November 5, 2009 … The Stanley Works (NYSE: SWK) today updated its full year 2009 guidance to reflect one time costs associated with its proposed merger with The Black & Decker Corporation (NYSE: BDK), which was announced November 2, 2009.

The Company expects to record a one time charge in the fourth quarter of 2009 of $18.0 million, reflecting fees and expenses related to the Black & Decker transaction, the majority of which are non tax-deductible.

As a result, the Company is revising its previous full year 2009 earnings per share guidance of $2.84-$2.94 per share to $2.61-$2.71 per share.  Management continues to expect gross margins of 40% and free cash flow to be in excess of $300 million for the full year.

The revision in the Company’s guidance does not reflect any change in its operational outlook.

The Stanley Works, an S&P 500 company, is a diversified worldwide supplier of tools and engineered solutions for professional, industrial, construction and do-it-yourself use, and security solutions for commercial applications. More information about The Stanley Works can be found at http://www.stanleyworks.com and www.stanleyblackanddecker.com.

Contact:  Kate White, Director of Investor Relations
(860) 827-3833

kwhite@stanleyworks.com

Free cash flow is defined as cash flow from operations less capital and software expenditures. Free cash flow does not reflect, among other things, deductions for mandatory debt service, other borrowing activity, discretionary dividends on the company’s common stock and acquisitions. The company believes this an important measure of its liquidity, of its ability to fund future growth and to provide a return to the shareowners.

CAUTIONARY STATEMENTS
Under the Private Securities Litigation Reform Act of 1995

Statements in this press release that are not historical, including but not limited to those regarding the Company’s ability to: (i) generate full year 2009 EPS in the range of $2.61 – 2.71 per fully diluted share; (ii)  generate free cash flow to exceed $300 million for 2009; and (iii) achieve gross margins of 40% (collectively, the “Results”); are “forward looking statements” and subject to risk and uncertainty.

The Company’s ability to deliver the results as described above is based on current expectations and involves inherent risks and uncertainties, including factors listed below and other factors that could delay, divert, or change any of them, and could cause actual outcomes and results to differ materially from current expectations. In addition to the risks, uncertainties and other factors discussed in this press release, the risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied in the forward looking statements include, without limitation, those set forth under Item 1A Risk Factors of the Company’s Annual Report on Form 10-K and any material changes thereto set forth in any subsequent Quarterly Reports on Form 10-Q, those contained in the Company’s other filings with the Securities and Exchange Commission, and those set forth below.

The Company’s ability to deliver the Results is dependent upon: (i)  the Company’s ability to tailor products and services with customers’ needs; (ii) stabilization in the Company’s end markets; (iii)  weaker U.S. dollar versus other major currencies, lower restructuring charges and a more favorable effective tax rate; (iv) achieving full year 2009 gross margins of approximately 40%; (v) successful integration of businesses and acquisitions(including the completion of the merger with, and integration of, Black & Decker); (vi) the continued acceptance of technologies used in the Company’s products and services; (vii) the Company’s ability to manage existing Sonitrol franchisee and Mac Tools distributor relationships; (viii) the Company’s ability to minimize costs associated with any sale or discontinuance, or acquisition, of a business or product line, including any severance, restructuring, legal or other costs (including limiting the fees and cost of the Black & Decker transaction to $18 million in 2009); (ix) the proceeds realized with respect to any business or product line disposals; (x) the extent of any asset impairments with respect to any businesses or product lines that are sold or discontinued; (xi)  the success of the Company’s efforts to manage freight costs, steel and other commodity costs; (xii) the Company’s ability to sustain or increase prices in order to, among other things, offset or mitigate the impact of steel, freight, energy, non-ferrous commodity and other commodity costs and any inflation increases; (xiii) the Company’s ability to generate free cash flow and maintain a strong debt to capital ratio; (xiv) the Company’s ability to identify and effectively execute productivity improvements and cost reductions, while minimizing any associated restructuring charges; (xv) the Company’s ability to obtain favorable settlement of routine tax audits; (xvi) the ability of the Company to generate earnings sufficient to realize future income tax benefits during periods when temporary differences become deductible; (xvii) the continued ability of the Company to access credit markets under satisfactory terms; and (xviii) the Company’s ability to negotiate satisfactory payment terms under which the Company buys and sells goods, services, materials and products.

The Company’s ability to deliver the Results is also dependent upon: (i) the success of the Company’s marketing and sales efforts; (ii) the ability of the Company to maintain or improve production rates in the Company’s manufacturing facilities, respond to significant changes in product demand and fulfill demand for new and existing products; (iii) the Company’s ability to continue improvements in working capital through effective management of accounts receivable and inventory levels; (iv) the ability to continue successfully managing and defending claims and litigation; (v) the success of the Company’s efforts to mitigate any cost increases generated by, for example, increases in the cost of energy or significant Chinese Renminbi or other currency appreciation; (vi) the geographic distribution of the Company’s earnings; and (vii) the commitment to and success of the Stanley Fulfillment System.

The Company’s ability to achieve the Results will also be affected by external factors. These external factors include: pricing pressure and other changes within competitive markets; the continued consolidation of customers particularly in consumer channels; inventory management pressures on the Company’s customers; the impact the tightened credit markets may have on the Company or its customers or suppliers; the extent to which the Company has to write off accounts receivable or assets or experiences supply chain disruptions  in connection with bankruptcy filings by customers or suppliers; increasing competition; changes in laws, regulations and policies that affect the Company, including, but not limited to trade, monetary, tax and fiscal policies and laws; the timing and extent of any inflation or deflation in 2009; currency exchange fluctuations; the impact of dollar/foreign currency exchange and interest rates on the competitiveness of products and the Company’s debt program; the strength of the U.S. and European economies; the extent to which world-wide markets associated with homebuilding and remodeling continue to deteriorate; the impact of events that cause or may cause disruption in the Company’s manufacturing, distribution and sales networks such as war, terrorist activities, and political unrest; and recessionary or expansive trends in the economies of the world in which the Company operates, including, but not limited to, the extent and duration of the current recession in the US economy. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Additional Information

The proposed transaction involving Stanley and Black & Decker will be submitted to the respective stockholders of Stanley and Black & Decker for their consideration.  In connection with the proposed transaction, Stanley will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Stanley and Black & Decker that will also constitute a prospectus of Stanley.  Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information.  Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Stanley and Black & Decker file with the SEC at the SEC’s website at www.sec.gov and Stanley’s website related to the transaction at www.stanleyblackanddecker.com.  In addition, these documents may be obtained from Stanley or Black & Decker free of charge by directing a request to Investor Relations, The Stanley Works, 1000 Stanley Drive, New Britain, CT 06053, or to Investor Relations, The Black & Decker Corporation, 701 E. Joppa Road, Towson, Maryland 21286, respectively.

Certain Information Regarding Participants

Stanley, Black & Decker and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC.  Investors and security holders may obtain information regarding the names, affiliations and interests of Stanley’s directors and executive officers in Stanley’s Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on February 26, 2009, and its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 20, 2009.  Investors and security holders may obtain information regarding the names, affiliations and interests of Black & Decker’s directors and executive officers in Black & Decker’s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 17, 2009, and its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 16, 2009.  These documents can be obtained free of charge from the sources listed above.  Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

A registration statement relating to the securities to be issued by Stanley in the proposed transaction will be filed with the SEC, and Stanley will not issue, sell or accept offers to buy such securities prior to the time such registration statement becomes effective.  This document shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.